Exhibit 99.1

Sky-mobi Limited Announces Second Quarter 2015 Unaudited Financial Results

Conference Call to be Held on August 24, 2015 at 8:00 AM U.S. Eastern Time

HANGZHOU, China, August 24, 2015 – Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: “MOBI”), a leading mobile application platform and game publisher in China, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Highlights

•	Total revenue was RMB164.1 million (US$26.5 million) in the second quarter of 2015, compared to RMB170.2 million in the prior year period.

•	Revenue from smartphone business increased by 17.0% to RMB154.9 million (US$25.0 million), or 94.4% of total revenue, from RMB132.5 million, or 77.8% of total revenue in the prior year period.

Mr. Michael Tao Song, chairman and chief executive officer of Sky-mobi, stated, “During the second quarter of 2015, we increased the number of games published on both iOS and Android platforms with nearly 37.3 million monthly active users (“MAUs”), despite the various measures tightening payment system security implemented by the big three mobile carriers in China since mid-May, which has adversely affected our operations in the second quarter of 2015. In order to address these challenges, we will continue to strengthen and expand our mobile game publishing capabilities by publishing up to ten more high-quality overseas smartphone games in the China market by the end of this year. We believe these efforts will help us stabilize our business and allow us to reestablish solid growth in the coming quarters.”

Mr. Fischer Xiaodong Chen, chief financial officer of the Company, commented, “Our revenue from smartphone business continued to grow during the second quarter of 2015, as indicated by the 17% year-over-year increase to RMB154.9 million, accounting for over 94% of our total revenue. Unfortunately, due to the tightening measures implemented by the big three mobile carriers in China, including but not limited to the suspension of certain of their billing and payment channels, our mobile subscribers experienced increased difficulty in purchasing our mobile content, negatively impacting our total revenue. In an effort to mitigate this negative impact, we have initiated a series of cost-cutting measures, including streamlining our operations and employee base and divesting certain businesses that do not offer strong future growth potential such as Hangzhou Mopin Technology Co., Ltd. (“Mopin”), one of our subsidiaries. Looking ahead, we will continue to focus on introducing high-quality smartphone games, platform expansion, as well as operational discipline.”

Second Quarter 2015 Financial Results

Total Revenue

Total revenue was RMB164.1 million (US$26.5 million), compared to RMB233.0 million in the previous quarter and RMB170.2 million in the prior year period. The decrease was mainly due to the various measures and policies tightening payment system security implemented by the big three mobile carriers in China since mid-May, which have discouraged and disabled mobile subscribers from purchasing certain mobile content from mobile application providers, including Sky-mobi .

Revenue from smartphone business was RMB154.9 million (US$25.0 million), or 94.4% of total revenue, compared to RMB219.3 million in the previous quarter, or 94.1% of total revenue, and RMB132.5 million in the prior year period, or 77.8% of total revenue. The quarter-over-quarter decrease was due to the policies implemented by mobile carriers mentioned above. The year-over-year increase was mainly attributable to the Company’s increasing efforts in publishing single-player games both over the Maopao platform and through third-party distribution channels.

Revenue can be further broken down into three categories: “revenue from single-player games”, “revenue from multiplayer games” and “other revenue”. Revenue from single-player games was RMB133.7 million (US$21.6 million), compared to RMB194.9 million in the previous quarter and RMB110.7 million in the prior year period. ARPU for single-player games was RMB10.2, compared to RMB10.3 in the previous quarter. Revenue from multiplayer games was RMB14.7 million (US$2.4 million), compared to RMB22.8 million in the previous quarter and RMB34.3 million in the prior year period. ARPU for multiplayer games was RMB156.9, compared to RMB169.6 in the previous quarter. Other revenue was RMB15.7 million (US$2.5 million), compared to RMB15.3 million in the previous quarter and RMB25.2 million in the prior year period.

Cost of Revenue and Gross Profit

Total cost of revenue was RMB130.6 million (US$21.1 million), compared to RMB185.3 million in the previous quarter and RMB127.1 million in the prior year period.

The discussion and analysis below focuses on non-IFRS cost of revenue, which the Company believes more accurately reflects its operating performance than the IFRS cost of revenue.

Total non-IFRS cost of revenue was RMB130.4 million (US$21.0 million), compared to RMB184.9 million in the previous quarter and RMB127.0 million in the prior year period. Non-IFRS cost of revenue was composed of non-IFRS cost associated with payments to industry participants and non-IFRS direct cost as further discussed below.

1 “Maopao Platform” refers to Sky-mobi’s Maopao-branded smartphone products and services, including but not limited to Maopao App Store, Maopao Game Center, Maopao Community, Maopao Browser, Maopao Assistant, Maopao Desktop and Zimon.

2 “ARPU” stands for average revenue per paying user.

Non-IFRS cost associated with payments to industry participants was RMB124.9 million (US$20.2 million), compared to RMB178.8 million in the previous quarter and RMB120.2 million in the prior year period. The decrease was primarily due to decreased channel cost, which was in line with decrease in total revenue.

Non-IFRS direct cost was RMB5.5 million (US$0.9 million), compared to RMB6.1 million in the previous quarter and RMB6.8 million in the prior year period. Non-IFRS direct cost included salaries and benefits, depreciation, office expenses and utilities directly related to the operation of the Maopao platform. The decrease in non-IFRS direct cost was due to decreased employee-related expenses as a result of the Company’s headcount restructuring in an effort to achieve greater efficiency.

Non-IFRS gross profit was RMB33.7 million (US$5.4 million), compared to RMB48.1 million in the previous quarter and RMB43.2 million in the prior year period. Non-IFRS gross margin was 20.6%, compared with 20.6% in the previous quarter and 25.4% in the prior year period. The year-over-year decrease in non-IFRS gross margin was primarily due to the higher revenue contribution of the Company’s smartphone business. The Company’s smartphone business in general has a lower profit margin compared to its feature phone business as the Company generally offers more attractive revenue sharing arrangements to its smartphone content providers and handset companies.

Operating Expenses and Profit/Loss from Operations

Total operating expenses, primarily consisting of employee salaries and benefits, training expenses, travel, entertainment and office related expenses, were RMB48.7 million (US$7.9 million), compared to RMB40.6 million in the previous quarter and RMB35.3 million in the prior year period.

Total non-IFRS operating expenses were RMB45.5 million (US$7.3 million), compared to RMB35.2 million in the previous quarter and RMB32.6 million in the prior year period. The increase in total non-IFRS operating expenses was mainly due to the increased marketing and promotion expenses to promote the Company’s Maopao platform and products, as well as severance costs incurred as a result of the Company’s strategy to streamline its employee base.

Loss from operations was RMB15.2 million (US$2.5 million), compared to profit from operations of RMB7.2 million in the previous quarter and RMB7.8 million in the prior year period.

Non-IFRS loss from operations was RMB11.7 million (US$1.9 million), compared to profit from operations of RMB12.9 million in the previous quarter and RMB10.5 million in the prior year period.

Net Profit/Loss

Net loss was RMB6.1 million (US$1.0 million), compared to net profit of RMB14.2 million in the previous quarter and RMB63.4 million in the prior year period. Basic and diluted loss per common share were RMB0.02 (US$0.00) and RMB0.02 (US$0.00), respectively, which represents the equivalent of RMB0.18 (US$0.03) and RMB0.18 (US$0.03) per ADS, respectively.

Non-IFRS net loss was RMB2.7 million (US$0.4 million), compared to net profit of RMB20.0 million in the previous quarter and net profit of RMB66.1 million in the prior year period. Non-IFRS basic and diluted loss per common share were RMB0.01 (US$0.00) and RMB0.01 (US$0.00), respectively, which represents the equivalent of RMB0.06 (US$0.01) and RMB0.06 (US$0.01) per ADS, respectively.

The weighted average number of ADSs used to calculate basic and diluted loss per ADS for the second quarter of 2015 was 27,994,562 and 27,994,562, respectively.

Common Shares

Sky-mobi had approximately 224.8 million common shares outstanding as of June 30, 2015, or the equivalent of approximately 28.1 million ADSs outstanding.

Other Operating Data

	For the three months ended
	March 31, 2015	June 30, 2015

Maopao Platform
Average MAU[3] (in thousands)	37,742	37,268

Single-player games
Average ARPU (RMB)	10.3	10.2

Multiplayer games
Average ARPU (RMB)	169.6	156.9

Business Divestiture

In August 2015, the Company entered into certain equity transfer agreements, pursuant to which it agreed to transfer all of its 79.88% equity interest in Mopin to a shareholder of XPlane Ltd., as well as an entity held by the Mopin management. The consideration of the transfer was determined primarily on the basis of the fair value of Mopin as of July 31, 2015. The transaction is expected to be completed in the third quarter of 2015 and is part of the Company’s cost-cutting measures to divest businesses that do not offer strong future growth potential.

Business Outlook

Since the second quarter of 2015, the three mobile carriers in China (China Mobile, China Unicom and China Telecom) have implemented various measures tightening payment system security, including suspending certain of their billing and payment channels and introducing additional mandatory payment verification steps to the payment process. These measures have discouraged and disabled mobile subscribers from purchasing certain mobile content from mobile application providers, including Sky-mobi, resulting in lost revenue of these mobile application providers. The Company expects its total revenue for the third quarter of 2015 to be significantly lower than that of the second quarter, as these measures will continue to adversely affect the overall mobile gaming industry in China.

3 “MAU” stands for monthly active users. It refers to the number of users that visit Maopao Platform in a particular month, adjusted to eliminate double-counting of the same user. Average MAUs for a particular period is the average of the MAU during that period.

The Company is assessing and will continue to assess the impact of these measures implemented by the three mobile carriers and their implication on its business. In addition, Sky-mobi is in the process of introducing more high-quality smartphone games on both iOS and Android platforms in the coming months, which it believes will partially offset the impact of these measures.

Conference Call and Webcast

The Company will hold a conference call on Monday, August 24, 2015 at 8:00 am Eastern Time, or 8:00 pm Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852 3018-6776
Conference ID:	# 9738357

The replay will be accessible through September 1, 2015 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61 2 90034211
Conference ID:	# 9738357

A live and archived webcast of the conference call will be available on the Company’s investor relation website at http://ir.sky-mobi.com.

About Non-IFRS Financial Measures

To supplement its consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, Sky-mobi uses several non-IFRS financial measures defined below. The Company believes management and investors benefit from non-IFRS financial measures in assessing the Company’s performance and prospects. Specifically, the Company believes that non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of the Company’s operating performance.

The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with IFRS. A limitation of using non-IFRS cost of revenue, gross profit, operating expenses, profit/loss from operations, net profit/loss and net profit/loss per share is that these non-IFRS measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense. Management provides specific information regarding the IFRS amounts excluded from each non-IFRS measure. For more information on these non-IFRS financial measures, please see the tables containing reconciliations of non-IFRS financial measures to comparable IFRS measures in this release.

Definitions of Non-IFRS Measures

Non-IFRS cost of revenue is defined as cost of revenue excluding share-based compensation expenses.

Non-IFRS gross profit is defined as revenue less non-IFRS cost of revenue.

Non-IFRS operating expenses are defined as operating expenses excluding share-based compensation expenses.

Non-IFRS profit (loss) from operations is defined as Non-IFRS gross profit less non-IFRS operating expenses.

Non-IFRS net profit (loss) is defined as non-IFRS profit (loss) from operations plus/minus other gains or losses, impairment loss on investments in associates and share of results of associates, less income tax.

Non-IFRS basic and diluted earnings (loss) per common share/ADS are defined as non-IFRS net profit (loss) attributable to owners of the Company divided by weighted average outstanding shares/ADSs during the period.

Exchange Rate

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2000 to US$1.00, the exchange rate at June 30, 2015 as set forth in the H.10 statistical release of the Federal Reserve Board.

About Sky-mobi Limited

Sky-mobi Limited is a leading mobile application platform and game publisher in China. The Company works with handset companies to pre-install its Maopao App Store and other Maopao applications on handsets and with content providers to provide users with applications and content titles. Users of Maopao App Store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company also publishes domestic and foreign game titles through its own Maopao App Store platform and third party platforms. The Company’s mobile social network community in China, the Maopao Community, offers mobile social games as well as applications and content with social networking functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,”“believes,”“expects,”“anticipates,”“intends,”“estimates,” “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations Contact:

Chenjiazi Zhong

ICR, Inc.

Phone: + (1) (646) -915-1615 (US)

Email: investor.relations@sky-mobi.com

Source: Sky-mobi

FINANCIAL TABLES FOLLOW

Sky-mobi Limited

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income (IFRS)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2014	2015	2015	2015	2014	2015	2015
In thousands	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

Revenue	170,220	233,008	164,142	26,475	298,784	397,150	64,056
Cost of revenue	(127,140)	(185,254)	(130,570)	(21,060)	(223,146)	(315,824)	(50,939)
Gross profit	43,080	47,754	33,572	5,415	75,638	81,326	13,117

Research and development expenses	(9,035)	(12,451)	(12,513)	(2,018)	(18,154)	(24,964)	(4,026)
Sales and marketing expenses	(10,192)	(13,230)	(16,235)	(2,619)	(20,186)	(29,465)	(4,752)
General and administrative expenses	(17,064)	(16,103)	(21,582)	(3,481)	(31,556)	(37,685)	(6,078)
Other income and expense	1,017	1,225	1,602	258	2,816	2,827	456
Total operating expenses	(35,274)	(40,559)	(48,728)	(7,860)	(67,080)	(89,287)	(14,400)
Profit (loss) from operations	7,806	7,195	(15,156)	(2,445)	8,558	(7,961)	(1,284)

Other gains and losses	5,319	6,523	4,666	753	11,229	11,188	1,805
Impairment loss on investments in associates	(765)	(2,222)	(776)	(125)	(765)	(2,998)	(484)
Share of results of associates	(288)	4,690	5,416	874	(1,250)	10,106	1,630
Gain on disposal of associates	56,351	-	497	80	56,351	497	80
Profit (loss) before tax	68,423	16,186	(5,353)	(863)	74,123	10,832	1,747
Income tax expenses	(5,067)	(1,941)	(740)	(119)	(6,138)	(2,681)	(432)
Profit (loss) for the period	63,356	14,245	(6,093)	(982)	67,985	8,151	1,315

Total comprehensive profit (loss) for the period	63,356	14,245	(6,093)	(982)	67,985	8,151	1,315

Profit and total comprehensive income (loss) attributable to:
- Owners of the Company	63,667	14,669	(5,308)	(855)	68,432	9,360	1,510
- Non-controlling interests	(311)	(424)	(785)	(127)	(447)	(1,209)	(195)
	63,356	14,245	(6,093)	(982)	67,985	8,151	1,315

Earnings (loss) per common share
Basic	0.26	0.06	(0.02)	(0.00)	0.29	0.04	0.01
Diluted	0.26	0.06	(0.02)	(0.00)	0.28	0.04	0.01

Weight average number of ADS
Basic	29,631,757	27,807,989	27,994,562		29,512,576.44	27,901,791
Diluted	29,788,088	27,874,209	27,994,562		29,721,467.55	27,973,071

Weight average number of shares
Basic	237,054,058	222,463,910	223,956,494		236,100,612	223,214,326
Diluted	238,304,704	222,993,672	223,956,494		237,771,740	223,784,569

Unaudited Reconciliations of non-IFRS financial measures
to comparable IFRS financial measures

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2014	2015	2015	2015	2014	2015	2015
In thousands	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

IFRS cost of revenue	(127,140)	(185,254)	(130,570)	(21,060)	(223,146)	(315,824)	(50,939)
Less: share-based compensation expenses	98	336	169	27	341	505	81
Non-IFRS cost of revenue	(127,042)	(184,918)	(130,401)	(21,033)	(222,805)	(315,319)	(50,858)

IFRS gross profit	43,080	47,754	33,572	5,415	75,638	81,326	13,117
Add: share-based compensation expenses	98	336	169	27	341	505	81
Non-IFRS gross profit	43,178	48,090	33,741	5,442	75,979	81,831	13,198

Total IFRS operating expenses	(35,274)	(40,559)	(48,728)	(7,860)	(67,080)	(89,287)	(14,400)
Less: share-based compensation expenses	2,635	5,402	3,248	524	6,643	8,650	1,395
Total non-IFRS operating expenses	(32,639)	(35,157)	(45,480)	(7,336)	(60,437)	(80,637)	(13,005)

IFRS profit (loss) from operations	7,806	7,195	(15,156)	(2,445)	8,558	(7,961)	(1,283)
Add: share-based compensation expenses	2,733	5,738	3,417	551	6,984	9,155	1,477
Non-IFRS profit (loss) from operations	10,539	12,933	(11,739)	(1,894)	15,542	1,194	194

IFRS net profit (loss) for the period	63,356	14,245	(6,093)	(982)	67,985	8,151	1,315
Add: share-based compensation expenses	2,733	5,738	3,417	551	6,984	9,155	1,477
Non-IFRS net profit (loss) for the period	66,089	19,983	(2,676)	(431)	74,969	17,306	2,792
Non-IFRS earnings (loss) per common share

Non-IFRS earnings (loss) per common share
Basic	0.28	0.09	(0.01)	(0.00)	0.31	0.08	0.01
Diluted	0.27	0.09	(0.01)	(0.00)	0.31	0.08	0.01

Weight average number of shares
Basic	237,054,058	222,463,910	223,956,494		236,100,612	223,214,326
Diluted	238,304,704	222,993,672	223,956,494		237,771,740	223,784,569

Sky-mobi Limited

Unaudited Consolidated Statements of Financial Position (IFRS)

	As of	As of	As of
	March 31,	June 30,	June 30,
	2015	2015	2015
In thousands	(RMB)	(RMB)	(US$)

ASSETS
Current assets
Cash and cash equivalents	135,362	127,598	20,580
Term deposits	369,427	366,505	59,114
Investment at fair value through profit or loss	28,702	37,729	6,085
Trade and other receivables	246,711	216,533	34,925
Amounts due from related parties	7,879	7,444	1,201
Total current assets	788,081	755,809	121,905

Non-current assets
Property and equipment	8,601	7,870	1,269
Investments in associates	107,954	111,091	17,918
Investments in funds	12,284	12,218	1,971
Available-for-sale investments	50	50	8
Other non-current assets	2,458	2,214	357
Deferred tax assets	2,746	2,746	443
Total non-current assets	134,093	136,189	21,966

Total assets	922,174	891,998	143,871

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	239,920	237,551	38,314
Income tax liabilities	8,226	8,126	1,311
Amounts due to related parties	44,707	19,646	3,169
Deferred revenue	3,659	3,049	492
Total current liabilities	296,512	268,372	43,286

Total liabilities	296,512	268,372	43,286

Equity
Share capital	81	82	13
Share premium	602,854	610,648	98,492
Reserves	154,037	150,299	24,242
Deficit	(134,984)	(140,293)	(22,628)
Equity attributable to owners of the Company	621,988	620,736	100,119
Non-controlling interests	3,674	2,890	466
Total equity	625,662	623,626	100,585

Total equity and liabilities	922,174	891,998	143,871